UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13E-3
Rule 13e-3 Transaction Statement
under Section 13(e) of the Securities Exchange Act of 1934
FIVE STAR PRODUCTS, INC.
(Name of Issuer)
FIVE STAR PRODUCTS, INC.
(Name of the Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
33831M107
(CUSIP Number of Class of Securities)
Ira J. Sobotko
Senior Vice President, Finance
Secretary and Treasurer
Five Star Products, Inc.
10 East 40th Street, Suite 3110
New York, New York 10016
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)
Copies to:
Frank E. Lawatsch, Jr.
Day Pitney LLP
7 Times Square
New York, New York 10036-7311
This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☑	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☐
Check the following box if the filing is a final amendment reporting the results of the transaction. ☐
CALCULATION OF FILING FEE

Transaction Valuation[1]	Amount of Filing Fee[2]
$1,689,399.60	$66.40

(1)	The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation assumes the purchase of all outstanding common shares of Five Star Products, Inc., par value $0.01 (the “Shares”), not beneficially owned by NPDV Acquisition Corp., a wholly-owned subsidiary of National Patent Development Corporation (“NPDV Acquisition Corp.”), at a purchase price of $0.40 per Share, net to the seller in cash. As of Thursday, July 24, 2008, there were 4,223,499 Shares not beneficially owned by NPDV Acquisition Corp.

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #6 for Fiscal Year 2008, effective December 31, 2007, and equals $39.30 for each $1,000,000 of the value of the transaction.
☑   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $66.40
Form or Registration No.: Schedule TO
Filing Party: National Patent Development Corporation and NPDV Acquisition Corp.
Date Filed: July 24, 2008

FORWARD-LOOKING STATEMENTS
     The statements included or incorporated by reference in this document relating to matters that are not historical facts may be deemed to be “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be characterized by terminology such as “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “expected,” “estimated,” and “projects” and similar expressions. These statements are based on assumptions and assessments made by the Company in light of its experience and perception of historical trends, current conditions, expected future developments and other factors its believes to be appropriate and involve risks and uncertainties relating to the occurrence of future events.
     Any such forward-looking statements are not guarantees of future performance and actual results, developments and business decisions may differ materially from those envisioned by such forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it cannot give any assurances that these expectations will ultimately prove to be correct. Other risks and uncertainties concerning the Company’s performance are set forth in reports and documents filed by the Company with the SEC.

INTRODUCTION
     This Schedule 13E-3 (the “Schedule 13E-3”) relates to the tender offer by NPDV Acquisition Corp., a Delaware corporation (“NPDV Acquisition Corp.”) and wholly owned subsidiary of National Patent Development Corporation, a Delaware corporation (“National Patent”), to purchase all of the outstanding common shares, par value $0.01 per share (the “Shares”), of Five Star, Inc., a Delaware corporation (“Five Star” or the “Company”), not owned by NPDV Acquisition Corp. at $0.40 per Share, net to the seller in cash, without interest thereon (and less any amounts required to be deducted and withheld under applicable law) (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 24, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are filed as exhibits to a combined Tender Offer Statement, Rule 13e-3 Transaction Statement and Schedule 13D/A filed under cover of Schedule TO filed by NPDV Acquisition Corp. and National Patent with the Securities and Exchange Commission (the “SEC”) on July 24, 2008 (as amended and supplemented from time to time, the “Schedule TO”). The Offer to Purchase and Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer.” Five Star has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC (as amended and supplemented from time to time, the “Schedule 14D-9”) in response to the Schedule TO filed contemporaneously with the Offer to Purchase.
     This Transaction Statement also relates to the Tender Offer and Merger Agreement, dated as of June 26, 2008 (as may be amended from time to time, the “Tender Offer Agreement”), by and among National Patent, NPDV Acquisition Corp. and Five Star. The Tender Offer Agreement provides, among other things, for the making of the Offer and also provides that following the consummation of the Offer and subject to certain conditions, NPDV Acquisition Corp. will be merged with and into Five Star, with Five Star continuing as the surviving corporation, by National Patent (the “Merger”). Each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by Five Star, National Patent or NPDV Acquisition Corp., or their subsidiaries, all of which will be cancelled and retired and shall cease to exist, and Shares held by stockholders who exercise and perfect appraisal rights under Delaware law), will be converted in the Merger into the right to receive the Offer Price.
     This Schedule 13E-3 is being filed by Five Star. Five Star is a majority-owned subsidiary of NPDV Acquisition Corp. NPDV Acquisition Corp. currently owns approximately 82.29% of the outstanding Shares of Five Star.
     The information in the Schedule 14D-9 and in the Offer to Purchase, including all schedules, appendices, annexes and exhibits thereto, is expressly incorporated herein by reference and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule 14D-9 and in the Offer to Purchase.

ITEM 1. SUMMARY TERM SHEET
     Reference is made to the information set forth under the Summary Term Sheet and in Questions and Answers About the Offer in the Offer to Purchase, which is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION
     (a) Name and Address. Reference is made to the information set forth under Item 1(a)—Subject Company Information (“Name and Address”) of the Schedule 14D-9, which is incorporated herein by reference.
     (b) Securities. Reference is made to the information set forth under Item 1(b)—Subject Company Information (“Securities”) in the Schedule 14D-9, which is incorporated herein by reference.
     (c) Trading Market and Price. Reference is made to the information set forth under The Tender Offer—Section 5 (“Price Range of Shares; Dividends”) in the Offer to Purchase, which is incorporated herein by reference.
     (d) Dividends. Reference is made to the information set forth under The Tender Offer—Section 5 (“Price Range of Shares; Dividends") in the Offer to Purchase, which is incorporated herein by reference.
     (e) Prior Public Offerings. Not applicable.
     (f) Prior Stock Purchases. Reference is made to the information set forth under Special Factors—Sections 2 (“National Patent’s Past Contacts, Transactions, Negotiations and Agreements with Five Star”) and 3 (“Background of the Offer”) and Schedule C (“Terms of Specific Agreements”) in the Offer to Purchase, which is incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS
     (a) Name and Address. Reference is made to the information set forth under Item 1(a)—Subject Company Information (“Name and Address”) of the Schedule 14D-9, which is incorporated herein by reference. The filing person is the subject company.
     Reference is also made to the information set forth under Special Factors — Section 1 (“Certain Relationships Between Five Star, National Patent and NPDV Acquisition Corp.”) and The Tender Offer — Section 6 (“Certain Information Regarding Five Star, National Patent and NPDV Acquisition Corp.”) and under Schedule A (“Information Concerning the Directors and Executive Officers of Five Star Products, Inc., National Patent Development Corporation, NPDV Acquisition Corp.”) in the Offer to Purchase, which is incorporated herein by reference.
     (b) Business and Background of Entities. Reference is made to the information set forth under The Tender Offer — Section 6 (“Certain Information Regarding Five Star, National

Patent and NPDV Acquisition Corp.”) in the Offer to Purchase, which is incorporated herein by reference.
     (c) Business and Background of Natural Persons. Reference is made to the information set forth under The Tender Offer — Section 6 (“Certain Information Regarding Five Star, National Patent and NPDV Acquisition Corp.”) and under Schedule A (“Information Concerning the Directors and Executive Officers of Five Star Products, Inc., National Patent Development Corporation and NPDV Acquisition Corp.”) in the Offer to Purchase, which is incorporated herein by reference.
ITEM 4. TERMS OF THE TRANSACTION
     (a) Material Terms. Reference is made to the information set forth under Summary Term Sheet; Questions and Answers About the Offer; Introduction; Special Factors—Sections 4 (“Purpose of the Offer; Plans for Five Star”) and 5 (“Certain Effects of the Offer and Merger”) and 8 (“The Tender Offer Agreement”); and The Tender Offer—Sections 1 (“Terms of the Offer”), 2 (“Acceptance for Payment and Payment for Shares”), 3 (“Procedure for Tendering Shares”), 4 (“Rights of Withdrawal”) and 12 (“Certain Material U.S. Federal Income Tax Considerations”) in the Offer to Purchase, which is incorporated herein by reference.
     (c) Different Terms. Reference is made to the information set forth under Special Factors—Section 3 (“Background of the Offer”) and Schedule C (“Terms of Specific Agreements”) in the Offer to Purchase, which is incorporated herein by reference.
     (d) Appraisal Rights. Reference is made to the information set forth under Item 8—Additional Information (“Appraisal Rights”) in the Schedule 14D-9 and under The Tender Offer—Section 7 (“Merger and Appraisal Rights; ‘Going Private’ Rules”) and Schedule D (“Section 262 of the Delaware General Corporation Law”) in the Offer to Purchase, which is incorporated herein by reference.
     (e) Provisions for Unaffiliated Security Holders. Five Star has not made any provisions in connection with the Offer for Five Star stockholders to access its files or to provide counsel or legal advice to Five Star stockholders at Five Star’s expense.
     (f) Eligibility for Listing or Trading. Not applicable.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     (a) Transactions. Reference is made to the information set forth under Item 3—Past Contacts, Transactions, Negotiations and Agreements and Item 4—The Solicitation or Recommendation (“Reasons”) in the Schedule 14D-9 and under Special Factors—Section 1 (“National Patent’s Past Contacts, Transactions, Negotiations and Agreements with Five Star”) and Schedule C (“Terms of Specific Agreements”) in the Offer to Purchase, which is incorporated herein by reference.

     (b) Significant Corporate Events. Reference is made to the information set forth in Item 3—Past Contacts, Transactions, Negotiations and Agreements and Item 4—The Solicitation or Recommendation in the Schedule 14D-9 and under Special Factors—Sections 2 (“National Patent’s Past Contacts, Transactions, Negotiations and Agreements with Five Star”) and 4 (“Purpose of the Offer; Plans for Five Star”) and Schedule C (“Terms of Specific Agreements”) in the Offer to Purchase, which is incorporated by reference herein.
     (c) Negotiations or Contracts. Reference is made to the information set forth in Item 3—Past Contacts, Transactions, Negotiations and Agreements and Item 4—The Solicitation or Recommendation in the Schedule 14D-9 and the under Special Factors—Sections 2 (“National Patent’s Past Contacts, Transactions, Negotiations and Agreements with Five Star”), 4 (“Purpose of the Offer; Plans for Five Star”) and Schedule C (“Terms of Specific Agreements”) in the Offer to Purchase, which is incorporated herein by reference.
     (e) Agreements Involving the Subject Company’s Securities. Reference is made to the information set forth under Item 3—Past Contacts, Transactions, Negotiations and Item 4—The Solicitation or Recommendation (“Background of the Offer”) in the Schedule 14D-9 and under Special Factors—Sections 2 (“National Patent’s Past Contacts, Transactions, Negotiations and Agreements with Five Star”) and 8 (“The Tender Offer Agreement”); The Tender Offer—Sections 1 (“Terms of the Offer”), 2 (“Acceptance for Payment and Payment for Shares”), 3 (“Procedure for Tendering Shares”), 4 (“Rights of Withdrawal”), 8 (“Source and Amount of Funds”) and 9 (“Certain Conditions of the Offer”) and Schedule C (“Terms of Specific Agreements”) in the Offer to Purchase, which is incorporated herein by reference.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
     (b) Use of Securities Acquired. Reference is made to the information set forth under Special Factors—Section 4 (“Purpose of the Offer; Plans for Five Star”) in the Offer to Purchase, which is incorporated by reference.
     (c)(1-8): Plans. Reference is made to the information set forth under Item 4—The Solicitation or Recommendation in the Schedule 14D-9 and under Questions and Answers About the Offer; Introduction; Special Factors—Sections 4 (“Purpose of the Offer; Plans for Five Star”) and 5 (“Certain Effects of the Offer and Merger”); and The Tender Offer—Section 7 (“Merger and Appraisal Rights; ‘Going Private’ Rules”) in the Offer to Purchase, which is incorporated herein by reference.
ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS
     (a) — (c) Purposes; Alternatives; Reasons. Reference is made to the information set forth under Item 4—The Solicitation or Recommendation in the Schedule 14D-9 and under Questions and Answers About the Offer; Introduction; Special Factors—Sections 4 (“Purpose of the Offer; Plans for Five Star”), 5 (“Certain Effects of the Offer and Merger”), and 7 (“National Patent’s and NPDV Acquisition Corp.’s Position Regarding the Fairness of the Offer”) in the Offer to Purchase, which is incorporated herein by reference.
     (d) Effects. Reference is made to the information set forth under Introduction; Special

Factors—Sections 4 (“Purpose of the Offer; Plans for Five Star”) and 5 (“Certain Effects of the Offer and Merger”) and The Tender Offer—Sections 7 (“Merger and Appraisal Rights; ‘Going Private’ Rules”) and 12 (“Certain Material U.S. Federal Income Tax Considerations”) in the Offer to Purchase, which is incorporated herein by reference.
ITEM 8. FAIRNESS OF THE TRANSACTION
     (a)-(b) Fairness; Factors Considered in Determining Fairness. Reference is made to the information set forth under Item 4—The Solicitation or Recommendation (“Reasons”) in the Schedule 14D-9, which is incorporated herein by reference.
     (c) Approval of Security Holders. The transaction is not structured so that the approval of at least a majority of unaffiliated security holders is required. Reference is made to the information set forth under Item 4—The Solicitation or Recommendation (“Reasons”) in the Schedule 14D-9, which is incorporated herein by reference.
     (d) Unaffiliated Representative. Unaffiliated representatives were retained to act solely on behalf of the unaffiliated stockholders for purposes of preparing a report concerning the fairness of the transaction. Reference is made to the information set forth under Item 4—The Solicitation or Recommendation (“Reasons”) in the Schedule 14D-9, which is incorporated herein by reference.
     (e) Approval of Directors. The Offer and Merger were approved by the sole non-employee director of the Company who served as the Special Committee to the Board of Directors of Five Star. Reference is made to the information set forth under Item 4—The Solicitation or Recommendation in the Schedule 14D-9, which is incorporated herein by reference.
     (f) Other Offers. Reference is made to the information set forth under Item 4—The Solicitation or Recommendation (“Reasons”) in the Schedule 14D-9, which is incorporated herein by reference.
ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS
     (a)-(b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. Reference is made to the information set forth under Item 4—The Solicitation or Recommendation (“Reasons”) in the Schedule 14D-9, which is incorporated herein by reference.
     (c) Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity security holder of the Company or representative of the interested holder who has been so designated in writing.
ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION
     (a)-(b) Source of Funds and Conditions. Reference is made to the information set forth under The Tender Offer—Section 8 (“Source and Amount of Funds”) in the Offer to Purchase, which is incorporated herein by reference.
     (c) Expenses. Reference is made to the information set forth under The Tender Offer—Section 11 (“Fees and Expenses”) in the Offer to Purchase, which is incorporated by reference.

     (d) Borrowed Funds. Not applicable.
ITEM 11. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY
     (a) Securities Ownership. Reference is made to the information set forth under Item 3—Past Contacts, Transactions, Negotiations and Agreements (“Consideration Payable Pursuant to the Offer and Merger; Certain Interests of Company Directors and Management”) in the Schedule 14D-9, which is incorporated herein by reference.
     (b) Securities Transactions. Reference is made to the information set forth under Item 6—Interest in Securities of the Subject Company in the Schedule 14D-9, which is incorporated herein by reference.
ITEM 12. THE SOLICITATION OR RECOMMENDATION
     (d) Intent to Tender or Vote in a Going-Private Transaction. Reference is made to the information set forth under Item 4—The Solicitation or Recommendation (“Intent to Tender”) in the Schedule 14D-9 and under Special Factors — Section 7 (“National Patent’s and NPDV Acquisition Corp’s Position Regarding the Fairness of the Offer”); The Tender Offer — Section 6 (“Certain Information Regarding Five Star, National Patent and NPDV Acquisition Corp.”) and Schedule C (“Terms of Specific Agreements”), which is incorporated herein by reference.
     (e) Recommendation to Others. None.
ITEM 13. FINANCIAL STATEMENTS
     (a) Financial Information. The audited consolidated financial statements of Five Star as of and for the fiscal years ended December 31, 2007 and December 31, 2006 are incorporated herein by reference to “Item 8. Financial Statements and Supplementary Data” of Five Star’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the SEC on March 31, 2008. The unaudited consolidated financial statements of Five Star for the quarter ended March 31, 2008 are incorporated herein by reference to “Item 1. Financial Statements” of Five Star’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, filed with the Commission May 15, 2008. Reference is made to the information set forth under The Tender Offer — Section 6 (“Certain Information Regarding Five Star, National Patent and NPDV Acquisition Corp.”) in the Offer to Purchase, which is incorporated by reference.
     (b) Pro Forma Information. Not applicable.
ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED
     (a) Solicitations or Recommendations. Reference is made to the information set forth under Item 5—Persons/Assets, Retained, Employed, Compensated or Used in the Schedule 14D-9

and under The Tender Offer—Section 11 (“Fees and Expenses”) in the Offer to Purchase, which is incorporated herein by reference.
     (b) Employees and Corporate Assets. None.
ITEM 15. ADDITIONAL INFORMATION
     (b) Other Material Information. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference. The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference. Reference is made to the information set forth under Item 8—Additional Information in the Schedule 14D-9, which is incorporated herein by reference.
ITEM 16. EXHIBITS

(a)(1)(i)
Offer to Purchase dated July 24, 2008 (incorporated herein by reference to Exhibit (a)(1)(i) to the Schedule TO filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on July 24, 2008).

(a)(1)(ii)
Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on July 24, 2008).

(a)(1)(iii)
Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(iii) to the Schedule TO filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on July 24, 2008).

(a)(1)(iv)
Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients (incorporated herein by reference to Exhibit (a)(1)(iv) to the Schedule TO filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on July 24, 2008).

(a)(1)(v)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(v) to the Schedule TO filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on July 24, 2008).

(a)(1)(vi)
Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated herein by reference to Exhibit (a)(1)(vi) to the Schedule TO filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on July 24, 2008).

(a)(1)(vii)
Press release by National Patent Development Corporation and Five Star Products, Inc., dated June 26, 2008, announcing execution of the Tender Offer Agreement by National Patent Development Corporation, NPDV Acquisition Corp. and Five Star Products, Inc. (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on June 26, 2008).

(a)(2)(i)	Solicitation/Recommendation Statement on Schedule 14D-9 of Five Star

Products, Inc. (incorporated herein by reference to Solicitation/Recommendation Statement on Schedule 14D-9 filed by Five Star Products, Inc. with the SEC on July 24, 2008).

(b)	None.

(c)(i)
Report of Burnham Securities, Inc. to Five Star’s Special Committee and Board of Directors, dated June 26, 2008 (incorporated herein by reference to Exhibit (a)(5)(i) to Five Star’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on July 24, 2008).

(d)(i)
Tender Offer and Merger Agreement, dated June 26, 2008, among National Patent Development Corporation, NPDV Acquisition Corp. and Five Star Products, Inc. (incorporated herein by reference to Exhibit 2.1 to the Schedule TO-C filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on June 26, 2008).

(d)(ii)
Letter Agreement, dated June 26, 2008, among Bruce Sherman, Five Star Products, Inc. and National Patent Development Corporation (incorporated herein by reference to Exhibit 10.1 to the Schedule TO-C filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on June 26, 2008).

(d)(iii)
Letter Agreement, dated June 26, 2008, among Ronald Kampner, Five Star Products, Inc. and National Patent Development Corporation (incorporated herein by reference to Exhibit 10.2 to the Schedule TO-C filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on June 26, 2008).

(d)(iv)
Letter Agreement, dated June 26, 2008, among Charles Dawson, Five Star Products, Inc. and National Patent Development Corporation (incorporated herein by reference to Exhibit 10.3 to the Schedule TO-C filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on June 26, 2008).

(d)(v)
Letter Agreement, dated June 26, 2008, among Joseph Leven, Five Star Products, Inc. and National Patent Development Corporation (incorporated herein by reference to Exhibit 10.4 to the Schedule TO-C filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on June 26, 2008).

(d)(vi)
Letter Agreement, dated June 26, 2008, among Ira Sobotko, Five Star Products, Inc. and National Patent Development Corporation (incorporated herein by reference to Exhibit 10.5 to the Schedule TO-C filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on June 26, 2008).

(d)(vii)
Letter Agreement, dated June 26, 2008, among John C. Belknap, Five Star Products, Inc. and National Patent Development Corporation (incorporated herein by reference to Exhibit 10.6 to the Schedule TO-C filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on June

26, 2008).

(d)(viii)
Amended and Restated Convertible Promissory Note, dated June 30, 2005, between Five Star Products, Inc. and JL Distributors, Inc. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by National Patent Development Corporation with the SEC on March 7, 2007).

(d)(ix)
Agreement of Subordination and Assignment, dated as of June 27, 2008, by JL Distributors, Inc., Five Star Group, Inc., Five Star Products, Inc. and Bank of America N.A. (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on July 3, 2008).

(d)(x)
Registration Rights Agreement, dated as of March 2, 2007, between Five Star Products, Inc. and JL Distributors, Inc. (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on March 7, 2007).

(d)(xi)
Non-Qualified Stock Option Agreement, dated March 1, 2007, between National Patent Development Corporation and John C. Belknap (incorporated herein by reference to Exhibit 10.10 to the Current Report on Form 8-K filed by National Patent Development Corporation with the SEC on March 7, 2007).

(d)(xii)
Restricted Stock Agreement, dated March 2, 2007, between Five Star Products, Inc. and John C. Belknap (incorporated herein by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on March 7, 2007).

(d)(xiii)
Registration Rights Agreement, dated as of March 2, 2007, between Five Star Products, Inc. and John Belknap (incorporated herein by reference to Exhibit 10.8 to National Patent’s Current Report on Form 8-K dated March 1, 2007 filed with the SEC on March 7, 2007).

(d)(xiv)
Non-Qualified Stock Option Agreement, dated March 1, 2007, between National Patent Development Corporation and Harvey P. Eisen (incorporated herein by reference to Exhibit 10.9 to the Current Report on Form 8-K filed by National Patent Development Corporation with the SEC on March 7, 2007).

(d)(xv)
Stock Option Agreement, dated as of July 30, 2007, between National Patent Development Corporation and Ira J. Sobotko (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 filed by National Patent Development Corporation with the SEC on November 14, 2007).

(d)(xvi)
Stock Option Agreement, dated as of July 17, 2007, between Five Star Products, Inc. and Ira J. Sobotko (incorporated herein by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 filed by National Patent Development Corporation with the SEC on November 14, 2007).

(d)(xvii)	Management Services Agreement, dated as of August 5, 1994, between GP

Strategies Corporation and Five Star Products, Inc. (incorporated by reference to Exhibit 10.2 of the Form S-1 filed by Five Star Products, Inc. on July 22, 1994, Registration Statement No. 33-78252).

(d)(xviii)
Tax Sharing Agreement, dated as of February 1, 2004, between GP Strategies Corporation and Five Star Products, Inc. (incorporated by reference to Exhibit 10.19 of the Annual Report on Form 10-K for the year ended December 31, 2003 filed by Five Star Products, Inc. on April 2, 2004).

(d)(xix)
Registration Rights Agreement, dated as of March 2, 2007, between Five Star Products, Inc. and S. Leslie Flegel (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on March 7, 2007).

(d)(xx)
Agreement and Release, dated March 25, 2008, by and among S. Leslie Flegel, National Patent Development Corporation and Five Star Products, Inc. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on March 27, 2008).

(d)(xxi)
Sale Agreement, dated March 25, 2008, by and among National Patent Development Corporation, Five Star Products, Inc., Jason Flegel, Carole Flegel, Dylan Zachary Flegel UTMA — FL, Brooke Flegel UTMA — FL, Mark Flegel, Darryl Sagel, Lauren Sagel, Graham Spencer Sagel UTMA — NY and Alexa Danielle Sagel UTMA — NY (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on March 27, 2008).

(d)(xxii)
Employment Agreement, dated as of March 2, 2007, between Five Star Products, Inc. and S. Leslie Flegel (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on March 7, 2007).

(d)(xxiii)
Purchase Agreement, dated as of March 2, 2007, between National Patent Development Corporation and S. Leslie Flegel (incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on March 7, 2007).

(f)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Schedule D of the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

(g)	None.

(h)	None.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIVE STAR PRODUCTS, INC.
Date: July 24, 2008	By:	/s/ JOHN C. BELKNAP
John C. Belknap
President and Chief Executive Officer (Principal Executive Officer)

EXHIBIT INDEX

(a)(1)(i)
Offer to Purchase dated July 24, 2008 (incorporated herein by reference to Exhibit (a)(1)(i) to the Schedule TO filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on July 24, 2008).

(a)(1)(ii)
Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on July 24, 2008).

(a)(1)(iii)
Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(iii) to the Schedule TO filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on July 24, 2008).

(a)(1)(iv)
Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients (incorporated herein by reference to Exhibit (a)(1)(iv) to the Schedule TO filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on July 24, 2008).

(a)(1)(v)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(v) to the Schedule TO filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on July 24, 2008).

(a)(1)(vi)
Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated herein by reference to Exhibit (a)(1)(vi) to the Schedule TO filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on July 24, 2008).

(a)(1)(vii)
Press release by National Patent Development Corporation and Five Star Products, Inc., dated June 26, 2008, announcing execution of the Tender Offer Agreement by National Patent Development Corporation, NPDV Acquisition Corp. and Five Star Products, Inc. (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on June 26, 2008).

(a)(2)(i)
Solicitation/Recommendation Statement on Schedule 14D-9 of Five Star Products, Inc. (incorporated herein by reference to Solicitation/Recommendation Statement on Schedule 14D-9 filed by Five Star Products, Inc. with the SEC on July 24, 2008).

(b)	None.

(c)(i)
Report of Burnham Securities, Inc. to Five Star’s Special Committee and Board of Directors, dated June 26, 2008 (incorporated herein by reference to Exhibit (a)(5)(i) to Five Star’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on July 24, 2008).

(d)(i)
Tender Offer and Merger Agreement, dated June 26, 2008, among National Patent Development Corporation, NPDV Acquisition Corp. and Five Star Products, Inc. (incorporated herein by reference to Exhibit 2.1 to the Schedule TO-C filed by National Patent Development Corporation and NPDV Acquisition

Corp. with the SEC on June 26, 2008).

(d)(ii)
Letter Agreement, dated June 26, 2008, among Bruce Sherman, Five Star Products, Inc. and National Patent Development Corporation (incorporated herein by reference to Exhibit 10.1 to the Schedule TO-C filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on June 26, 2008).

(d)(iii)
Letter Agreement, dated June 26, 2008, among Ronald Kampner, Five Star Products, Inc. and National Patent Development Corporation (incorporated herein by reference to Exhibit 10.2 to the Schedule TO-C filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on June 26, 2008).

(d)(iv)
Letter Agreement, dated June 26, 2008, among Charles Dawson, Five Star Products, Inc. and National Patent Development Corporation (incorporated herein by reference to Exhibit 10.3 to the Schedule TO-C filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on June 26, 2008).

(d)(v)
Letter Agreement, dated June 26, 2008, among Joseph Leven, Five Star Products, Inc. and National Patent Development Corporation (incorporated herein by reference to Exhibit 10.4 to the Schedule TO-C filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on June 26, 2008).

(d)(vi)
Letter Agreement, dated June 26, 2008, among Ira Sobotko, Five Star Products, Inc. and National Patent Development Corporation (incorporated herein by reference to Exhibit 10.5 to the Schedule TO-C filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on June 26, 2008).

(d)(vii)
Letter Agreement, dated June 26, 2008, among John C. Belknap, Five Star Products, Inc. and National Patent Development Corporation (incorporated herein by reference to Exhibit 10.6 to the Schedule TO-C filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on June 26, 2008).

(d)(viii)
Amended and Restated Convertible Promissory Note, dated June 30, 2005, between Five Star Products, Inc. and JL Distributors, Inc. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by National Patent Development Corporation with the SEC on March 7, 2007).

(d)(ix)
Agreement of Subordination and Assignment, dated as of June 27, 2008, by JL Distributors, Inc., Five Star Group, Inc., Five Star Products, Inc. and Bank of America N.A. (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on July 3, 2008).

(d)(x)	Registration Rights Agreement, dated as of March 2, 2007, between Five Star Products, Inc. and JL Distributors, Inc. (incorporated herein by reference to

Exhibit 10.2 to the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on March 7, 2007).

(d)(xi)
Non-Qualified Stock Option Agreement, dated March 1, 2007, between National Patent Development Corporation and John C. Belknap (incorporated herein by reference to Exhibit 10.10 to the Current Report on Form 8-K filed by National Patent Development Corporation with the SEC on March 7, 2007).

(d)(xii)
Restricted Stock Agreement, dated March 2, 2007, between Five Star Products, Inc. and John C. Belknap (incorporated herein by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on March 7, 2007).

(d)(xiii)
Registration Rights Agreement, dated as of March 2, 2007, between Five Star Products, Inc. and John Belknap (incorporated herein by reference to Exhibit 10.8 to National Patent’s Current Report on Form 8-K dated March 1, 2007 filed with the SEC on March 7, 2007).

(d)(xiv)
Non-Qualified Stock Option Agreement, dated March 1, 2007, between National Patent Development Corporation and Harvey P. Eisen (incorporated herein by reference to Exhibit 10.9 to the Current Report on Form 8-K filed by National Patent Development Corporation with the SEC on March 7, 2007).

(d)(xv)
Stock Option Agreement, dated as of July 30, 2007, between National Patent Development Corporation and Ira J. Sobotko (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 filed by National Patent Development Corporation with the SEC on November 14, 2007).

(d)(xvi)
Stock Option Agreement, dated as of July 17, 2007, between Five Star Products, Inc. and Ira J. Sobotko (incorporated herein by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 filed by National Patent Development Corporation with the SEC on November 14, 2007).

(d)(xvii)
Management Services Agreement, dated as of August 5, 1994, between GP Strategies Corporation and Five Star Products, Inc. (incorporated by reference to Exhibit 10.2 of the Form S-1 filed by Five Star Products, Inc. on July 22, 1994, Registration Statement No. 33-78252).

(d)(xviii)
Tax Sharing Agreement, dated as of February 1, 2004, between GP Strategies Corporation and Five Star Products, Inc. (incorporated by reference to Exhibit 10.19 of the Annual Report on Form 10-K for the year ended December 31, 2003 filed by Five Star Products, Inc. on April 2, 2004).

(d)(xix)
Registration Rights Agreement, dated as of March 2, 2007, between Five Star Products, Inc. and S. Leslie Flegel (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on March 7, 2007).

(d)(xx)	Agreement and Release, dated March 25, 2008, by and among S. Leslie Flegel,

National Patent Development Corporation and Five Star Products, Inc. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on March 27, 2008).

(d)(xxi)
Sale Agreement, dated March 25, 2008, by and among National Patent Development Corporation, Five Star Products, Inc., Jason Flegel, Carole Flegel, Dylan Zachary Flegel UTMA — FL, Brooke Flegel UTMA — FL, Mark Flegel, Darryl Sagel, Lauren Sagel, Graham Spencer Sagel UTMA — NY and Alexa Danielle Sagel UTMA — NY (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on March 27, 2008).

(d)(xxii)
Employment Agreement, dated as of March 2, 2007, between Five Star Products, Inc. and S. Leslie Flegel (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on March 7, 2007).

(d)(xxiii)
Purchase Agreement, dated as of March 2, 2007, between National Patent Development Corporation and S. Leslie Flegel (incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on March 7, 2007).

(f)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Schedule D of the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

(g)	None.

(h)	None.